SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d–1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d–2

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Build-A-Bear Workshop, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

120076 10 4
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 1 of 6

(1) Names of reporting persons	Maxine Clark

I.R.S. identification Nos. of above persons (entities only).

(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)

(3) SEC use only

(4) Citizenship or place of organization	United States of America

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power	2,254,492

(6) Shared voting power	37,402

(7) Sole dispositive power	2,254,492

(8) Shared dispositive power	37,402

(9) Aggregate amount beneficially owned by each reporting person	2,291,894

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)	11.7%

(12) Type of reporting person (see instructions)	IN

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 2 of 6

(1) Names of reporting persons	Smart Stuff, Inc.

I.R.S. identification Nos. of above persons (entities only)	43-1752220

(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)

(3) SEC use only

(4) Citizenship or place of organization	Missouri

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power	1,828,783

(6) Shared voting power	None

(7) Sole dispositive power	1,828,783

(8) Shared dispositive power	None

(9) Aggregate amount beneficially owned by each reporting person	1,828,783

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)	9.4%

(12) Type of reporting person (see instructions)	CO

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 3 of 6

Item 1.

(a)	Name of issuer:

Build-A-Bear Workshop, Inc.

(b)	Address of issuer’s principal executive offices:

1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

Item 2.

(a)	Name of person filing:

Maxine Clark

Smart Stuff, Inc.

Maxine Clark and Smart Stuff, Inc. (the “Reporting Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 6 to Schedule 13G as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13G Amendment No. 6 jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence:

Maxine Clark	1954 Innerbelt Business Center Drive St. Louis, Missouri 63114

Smart Stuff, Inc.	1954 Innerbelt Business Center Drive St. Louis, Missouri 63114

(c)	Citizenship:

Maxine Clark	United States of America
Smart Stuff, Inc.	Missouri

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 4 of 6

(d)	Title of class of securities:

Common Stock of Build-A-Bear Workshop, Inc.

(e)	CUSIP No.:

120076 10 4

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Persons collectively have beneficial ownership of 2,291,894 shares. Maxine Clark owns 62,748 shares of common stock, 220,473 restricted shares and options to purchase 303,394 shares, 142,488 of which are currently exercisable.  Maxine Clark also beneficially owns 37,402 shares indirectly through her spouse.  Maxine Clark controls the voting and/or investment power for the shares held by Smart Stuff, Inc. (1,828,783 shares) as its president and sole shareholder.

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 5 of 6

(b)	Percent of class:

Maxine Clark	11.7%
Smart Stuff, Inc.	9.4%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Maxine Clark	2,254,492
Smart Stuff, Inc.	1,828,783

(ii) Shared power to vote or to direct the vote:

Maxine Clark	37,402
Smart Stuff, Inc.	None

(iii) Sole power to dispose or to direct the disposition of:

Maxine Clark	2,254,492
Smart Stuff, Inc.	1,828,783

(iv) Shared power to dispose or to direct the disposition of :

Maxine Clark	37,402
Smart Stuff, Inc.	None

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.
Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Item 4(a)

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 6 of 6

Item 8.
Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.
Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2011

SMART STUFF, INC.

/s/ Maxine Clark	By:	/s/ Maxine Clark
Maxine Clark		Maxine Clark
President

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Amendment No. 6 to Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule Amendment No. 6 jointly on behalf of each such party.

Dated: February 4, 2011

SMART STUFF, INC.

/s/ Maxine Clark	By:	/s/ Maxine Clark
Maxine Clark		Maxine Clark
President